Exhibit 12.1

Marinus Pharmaceuticals, Inc.

Computation of Ratio of Earnings (Loss) to Combined Fixed Charges and Preferred Stock Dividends

	Nine months ended	Years ended
	September 30,	December 31,
(Dollars in thousands)	2017	2016	2015	2014

Earnings (loss) available for fixed charges:
Net loss	$(14,160)	$(28,643)	$(24,850)	$(10,833)
Add: Fixed charges, as calculated below	177	487	484	121
Total earnings (loss) available for fixed charges	$(13,983)	$(28,156)	$(24,366)	$(10,712)

Fixed charges:
Interest expense (a)	$159	$464	$475	$117
Estimated interest expense portion of rental expense (b)	18	23	9	4
Total fixed charges	$177	$487	$484	$121

Deficiency of earnings available to cover fixed charges	$(14,160)	$(28,643)	$(24,850)	$(10,833)

Preferred stock dividend requirements	$—	$—	$—	$(2,545)

Deficiency of earnings available to cover fixed charges and preferred stock dividend requirements	$(14,160)	$(28,643)	$(24,850)	$(13,378)

(a)	Interest expense includes amortization of debt issuance costs
(b)	Interest expense portion of rental expense is estimated using the company's cost of borrowing applied to all rental expense